SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 6)*

IGM Biosciences, Inc.

 (Name of Issuer)

Common stock, par value $0.01 per share

 (Title of Class of Securities)

449585108

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

December 15, 2023

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

(Continued on the following pages)

(Page 1 of 10 Pages)

________________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 449585108	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,744,669 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 3,744,669 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,744,669 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4% (1)(2)
14.	TYPE OF REPORTING PERSON* IA, PN

(1)	Includes 9,250 shares of voting common stock (“Common Stock”) of IGM Biosciences, Inc. (the “Issuer”) underlying 9,250 non-qualified options to purchase Common Stock of the Issuer (“Stock Options”) directly held by Dr. Kelvin M. Neu, a former full-time employee of Baker Bros. Advisors LP (the “Adviser”), that are exercisable within 60 days, 44,962 shares of Common Stock underlying 44,962 Stock Options directly held by Felix J. Baker, a managing member of Baker Bros. Advisors (GP) LLC (the “Adviser GP”), that are exercisable within 60 days, 12,102 shares of Common Stock directly held by the Adviser and 1,662 shares of Common Stock received from the vesting of restricted stock units (each an “RSU”) held directly by Felix J. Baker.
(2)	Based on 32,893,673 shares of Common Stock outstanding as of November 6, 2023, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2023.

CUSIP No. 449585108	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,744,669 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 3,744,669 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,744,669 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4% (1)(2)
14.	TYPE OF REPORTING PERSON* HC, OO

(1)	Includes 9,250 shares of Common Stock underlying 9,250 Stock Options directly held by Dr. Kelvin M. Neu, a former full-time employee of the Adviser, that are exercisable within 60 days, 44,962 shares of Common Stock underlying 44,962 Stock Options directly held by Felix J. Baker, a managing member of the Adviser GP, that are exercisable within 60 days, 12,102 shares of Common Stock directly held by the Adviser and 1,662 shares of Common Stock received from the vesting of RSUs held directly by Felix J. Baker.
(2)	Based on 32,893,673 shares of Common Stock outstanding as of November 6, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 13, 2023.

CUSIP No. 449585108	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,744,669 (1)
	8.	SHARED VOTING POWER:
	9.	SOLE DISPOSITIVE POWER:3,744,669 (1)
	10.	SHARED DISPOSITIVE POWER:

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,744,669 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Includes 9,250 shares of Common Stock underlying 9,250 Stock Options directly held by Dr. Kelvin M. Neu, a former full-time employee of the Adviser, that are exercisable within 60 days, 44,962 shares of Common Stock underlying 44,962 Stock Options directly held by Felix J. Baker, a managing member of the Adviser GP, that are exercisable within 60 days, 12,102 shares of Common Stock directly held by the Adviser and 1,662 shares of Common Stock received from the vesting of RSUs held directly by Felix J. Baker.
(2)	Based on 32,893,673 shares of Common Stock outstanding as of November 6, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 13, 2023.

CUSIP No. 449585108	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,744,669 (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER: 3,744,669 (1)
	10.	SHARED DISPOSITIVE POWER:

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,744,669 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Includes 9,250 shares of Common Stock underlying 9,250 Stock Options directly held by Dr. Kelvin M. Neu, a former full-time employee of the Adviser, that are exercisable within 60 days, 44,962 shares of Common Stock underlying 44,962 Stock Options directly held by Felix J. Baker, a managing member of the Adviser GP, that are exercisable within 60 days, 12,102 shares of Common Stock directly held by the Adviser and 1,662 shares of Common Stock received from the vesting of RSUs held directly by Felix J. Baker.
(2)	Based on 32,893,673 shares of Common Stock outstanding as of November 6, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 13, 2023.

Amendment No. 6 to Schedule 13D

This Amendment No. 6 to Schedule 13D amends and supplements the statements on the previously filed Schedule 13D, as amended, filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker, and Felix J. Baker (collectively the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”), and 667, L.P. (“667”, and together with Life Sciences, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosure in Item 5 below is incorporated herein by reference.

Item 4. Purpose of the Transaction.

Item 4 of this Amendment No. 6 is supplemented and amended, as the case may be, as follows:

This Amendment No. 6 is being filed to report the acquisition of voting common stock (“Common Stock”) of IGM Biosciences, Inc. (the “Issuer”) reported in Item 5(c) that resulted in a more than 1 percent change in beneficial ownership. The disclosure regarding the purchases in Item 5(c) below is incorporated herein by reference.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors of the Issuer (the “Board”) and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer’s management, other members of the Board and other investors, which could include items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may make suggestions to the management of the Issuer regarding financing, and may acquire additional securities of the Issuer (by means of open market purchases, privately negotiated purchases, conversion of some or all of the Non-Voting Common Stock (as defined in Item 5), subject to limitations on exercise described in Item 5, exercise of some or all of the restricted stock units (each an “RSU”), Stock Options (as defined in Item 5), Pre-funded Warrants (as defined in Item 5) subject to limitations on exercise described in Item 5, or otherwise) or to dispose of some or all of the securities of the Issuer under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

The information set forth in Item 4 is hereby incorporated by reference into this Item 5.

Set forth below is the aggregate number of shares of Common Stock of the Issuer directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as shares of Common Stock that may be acquired upon conversion of non-voting common stock of the Issuer (“Non-Voting Common Stock”) and shares of Common Stock that may be acquired upon exercise of pre-funded warrants to purchase Common Stock at an exercise price of $0.01 per share with no expiration date (the “Pre-funded Warrants”), subject to the limitations on conversion and exercise described below.

Holder	Common Stock	Non-Voting Common Stock	Pre-funded Warrants
667, L.P.	300,134	834,707	49,820
Baker Brothers Life Sciences, L.P.	3,376,559	9,886,217	616,846
Total	3,676,693	10,720,924	666,666

The Non-Voting Common Stock is only convertible into Common Stock to the extent that immediately prior to or after giving effect to such conversion the holders thereof, together with their affiliates and any members of a Section 13(d) group with such holders would beneficially own, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), no more than 4.99% of the outstanding shares of Common Stock (the “Beneficial Ownership Limitation”) following such conversion. By written notice to the Issuer, the Funds may from time to time increase or decrease the Beneficial Ownership Limitation applicable to that Fund to any other percentage. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon conversion of the Non-Voting Common Stock by the above holders may change depending upon changes in the outstanding shares of Common Stock. The Non-Voting Common Stock is not currently convertible due to the effect of the Beneficial Ownership Limitation.

The Pre-funded Warrants are only exercisable into Common Stock to the extent that immediately prior to or after giving effect to such exercise the holders thereof, together with their affiliates and any members of a Section 13(d) group with such holders would beneficially own, for purposes of Rule 13d-3 under the the Exchange Act, no more than 9.99% of the outstanding shares of Common Stock (the “Maximum Percentage”) following such exercise. By written notice to the Issuer, the Funds may from time to time increase or decrease the Maximum Percentage applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon exercise of the Pre-funded Warrants by the above holders may change depending upon changes in the outstanding shares of Common Stock. The Pre-funded Warrants are not currently exercisable due to the effect of such restriction and the Beneficial Ownership Limitation.

Dr. Kelvin M. Neu, a former full-time employee of the Adviser holds options to purchase Common Stock of the Issuer (“Stock Options”) as compensation for his previous service on the Board, including 6,723 Stock Options at an exercise price of $16.00 per share expiring September 17, 2029, all of which have vested. Dr Neu also holds 2,527 Stock Options at an exercise price of $40.27 per share expiring February 5, 2030, received as compensation from his previous service on the Board all of which are vested.

Stock Options previously granted by the Issuer to Dr. Neu in respect of Dr. Neu’s past Board service were amended to provide that, with respect to 9,250 then unvested shares subject to such options (the “Unvested Options”), so long as an individual designated by the Funds pursuant to the Nominating Agreement is serving as an outside director of the Issuer, Dr. Neu will be deemed to remain a service provider to the Issuer (the “Options Amendment”). Therefore, with Felix J. Baker’s service on the Board such Unvested Options are vested as of the date of this filing in accordance with the terms of the applicable stock option agreements, as amended by the Options Amendment.

Felix J. Baker holds 6,423 vested Stock Options at an exercise price of $91.50 per share expiring February 19, 2031 and 29,497 vested Stock Options at an exercise price of $17.11 per share expiring March 12, 2032, each of which he received as compensation for his service on the Board.

On April 4, 2023, Felix J. Baker was granted 15,500 Stock Options under the Issuer's Amended and Restated 2018 Omnibus Incentive Plan at an exercise price of $12.86 per share: one-twelfth of such Stock Options vest each month following the Issuer's 2023 Annual Meeting of Stockholders (“2023 Annual Meeting”), subject to Felix J. Baker's continued service on the Board. However, if the Issuer's 2024 Annual Meeting of Stockholders is prior to the one-year anniversary of the 2023 Annual Meeting, the Stock Options will be fully vested as of such date. These options expire April 4, 2033. As of sixty days following the date of this filing, 9,042 of these Stock Options are vested.

Dr. Neu previously served on the Board and Felix J. Baker currently serves on the Board. The policy of the Funds and the Adviser does not permit current or previous full-time employees of the Adviser and managing members of the Adviser GP to receive compensation for serving as a director of the Issuer, and the Funds are instead entitled to the pecuniary interest in any compensation received for Dr. Neu’s past and Felix J. Baker’s current service.

The Adviser directly holds 892 shares of Common Stock vested from RSUs solely payable in Common Stock received in lieu of director retainer fees for past service on the Board and 11,210 shares of Common Stock received from the exercise of Stock Options. Felix J. Baker directly holds 1,662 shares of Common Stock vested from RSUs received in lieu of director retainer fees for service on the Board.

The Adviser has voting and investment power over the Stock Options, RSUs, Common Stock and Common Stock underlying such Stock Options and Common Stock received from the exercise of Stock Options by Dr. Neu as director’s compensation. The Adviser GP, and Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Stock Options, RSUs, Common Stock, Common Stock received from the exercise of Stock Options and Common Stock underlying such Stock Options held by Dr. Neu received as director’s compensation.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

(c) The following transactions in Common Stock were effected by the Funds during the sixty days preceding the filing of this statement using their working capital.  All transactions were effected in the over-the-counter market directly with a broker-dealer. None of the Reporting Persons or their affiliates has effected any other transactions in Common Stock during this period.

Name	Date	Number of Shares	Transaction	Price/Share	Footnote
667, L.P.	12/13/2023	769	Purchase	5.7588	1
Baker Brothers Life Sciences, L.P.	12/13/2023	9,649	Purchase	5.7588	1
667, L.P.	12/13/2023	5,679	Purchase	5.9921	2
Baker Brothers Life Sciences, L.P.	12/13/2023	71,219	Purchase	5.9921	2
667, L.P.	12/14/2023	11,621	Purchase	6.5016	3
Baker Brothers Life Sciences, L.P.	12/14/2023	145,749	Purchase	6.5016	3
667, L.P.	12/15/2023	15	Purchase	6.3550
Baker Brothers Life Sciences, L.P.	12/15/2023	185	Purchase	6.3550
667, L.P.	12/15/2023	4,188	Purchase	6.3661	4
Baker Brothers Life Sciences, L.P.	12/15/2023	52,528	Purchase	6.3661	4
667, L.P.	12/15/2023	17,066	Purchase	6.6000
Baker Brothers Life Sciences, L.P.	12/15/2023	214,025	Purchase	6.6000

(1) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $5.60 to $5.80. The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission (the “Staff”), upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(2) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $5.67 to $6.25. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(3) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $6.35 to $6.56. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(4) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $5.92 to $6.58. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 15, 2023

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker